Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-168928) and related Prospectus of Corcept Therapeutics Incorporated for the registration of up to $100,000,000 in the aggregate of debt securities, preferred stock, common stock, equity warrants and debt warrants and to the incorporation by reference therein of our report dated March 26, 2010, with respect to the financial statements of Corcept Therapeutics Incorporated included in its Annual Report (Form 10-K) and its Annual Report (Form 10-K/A) for the year ended December 31, 2009, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, California

September 2, 2010